December 10, 2008

Via EDGAR and FedEx

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. – Mailstop 4561

Washington, D.C. 20549

Attn: Karen J. Garnett

Re:	Exponent, Inc.
Form 10-K for the period ended December 31, 2007
Filed March 5, 2008
File No. 000-18655

Dear Ms. Garnett:

On behalf of Exponent, Inc. (“Exponent”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated November 26, 2008, in connection with the filing of the above-referenced Form 10-K (the “Form 10-K”). Set forth below are Exponent’s responses to the comments contained in the Staff’s letter. For your convenience, the Staff’s comments are reproduced below in bold type and are followed by the Company’s response.

Proxy Statement

Executive Officer Compensation, page 29

Board Process, page 29

1.	We note your response to prior comment 1; however, it is not clear how the Human Resources Committee uses the peer company data to “validate” the compensation of the CEO. Please tell us whether the committee used benchmarks in comparing the CEO’s compensation to the peer group companies and, if so, identify the benchmarks. Confirm that you will provide similar disclosure in future filings.

The Human Resources Committee does not benchmark the CEO’s compensation against a specific percentile or range of percentiles within the peer group, because there are no comparable companies that offer the same technical capability and breadth of services as Exponent. However, the Committee does review the peer group data to ensure that the CEO’s

Karen J. Garnett

December 10, 2008

compensation is not an outlier relative to the peer group. Exponent will provide similar disclosure in future filings.

2.	We note your response to comment 3. We are unable to agree that historical EBITDAS and revenue targets constitute confidential information that would cause competitive harm if disclosed. The potential competitive harms you have cited could apply to the quantitative targets of any public company. Please confirm that you will provide the quantitative targets and compare them to the actual performance of the company in future filings.

In future filings, Exponent will revise its disclosure to provide additional detail by including historical EBITDAS and revenue targets in accordance with the Staff’s comment.

*    *    *

In addition, Exponent acknowledges to the extent it is required to by law, the following:

•	Exponent is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Exponent will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (650) 688-7053 if you have any questions.

Sincerely,

/s/ Richard L. Schlenker

Richard L. Schlenker

Chief Financial Officer

cc: Tim Hoxie, Jones Day LLP